U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT
      UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                              PEABODYS COFFEE, INC.
                 (Name of Small Business Issuer in its Charter)

            Nevada                                           98-0209293
(State or other jurisdiction of                              (I.R.S. Employer
Incorporation or organization)                               Identification No.)

3845 Atherton Road, Suite 9
Rocklin, California                                          95765
(Address of Principal Executive Office                       (ZipCode)

                                 (916) 632-6090
                           (Issuer's Telephone Number)

          Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I    (Alternative 2)

Item 1    Description of Business..............................................3
Item 2    Description of Property.............................................22
Item 3    Directors, Executive Officers and Significant Employees.............22
Item 4    Remuneration of Directors and Officers..............................23
Item 5    Security Ownership of Management and Certain Securityholders........24
Item 6    Interest of Management and Others in Certain Transactions...........25
Item 7    Securities Being Offered............................................26

PART II

Item 1    Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters................................28
Item 2    Legal Proceedings...................................................29
Item 3    Changes in and Disagreements with Accountants.......................29
Item 4    Recent Sales of Unregistered Securities.............................30
Item 5    Indemnification of Directors and Officers...........................30

PART F/S......................................................................32

PART III

Item 1    Index to Exhibits...................................................
Item 2    Description of Exhibits.............................................

SIGNATURES....................................................................

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                             PART I (ALTERNATIVE 2)

ITEM 1.   DESCRIPTION OF BUSINESS
          (FORM 1-A  MODEL B  ITEM 6)

OVERVIEW

     Peabodys Coffee, Inc., a Nevada corporation (the "Company" or "Peabodys"), is in the business of selling specialty coffee drinks. Peabodys sells its coffee drinks by the use of coffee espresso bars (kiosks), positioned in corporate and institutional locations. Peabodys believes that the highest level of growth, stability and return on investment in the specialty coffee market is available through targeting a "captive" market niche, and by avoiding direct competition with "retail" companies such as Starbucks, Diedrich Coffee, Seattle's Best and others located in fixed, store-fronts locations. As described in detail below, Peabodys' kiosks require comparatively lower levels of capital investment, overhead and advertising, and are simple to operate.

     Peabodys' kiosks, while usually appearing permanent, are portable and often completely self- contained, with the exception of power. They are generally located in commercial and educational facilities, including corporate offices, industrial facilities, office buildings, universities, colleges, hospitals and entertainment venues. Peabodys' marketing strategy is to enter into subcontracts with companies having general contracts for food services for the above sites, which allow Peabodys to locate its coffee kiosks in the sites in exchange for a percentage of the gross revenue generated by the kiosks. Three of Peabodys' largest foodservice provider clients, Sodexho-Marriot, The Compass Group and ARAMARK, control more than 8,500 institutional foodservice sites across the country (Nations Restaurant News Special Report-Top 100 Contract Chains 1999), providing the Company with the opportunity for growth, although the Company recognizes that not all of these sites are suitable locations for the Company's kiosks.

     The Company is currently operating 26 kiosk outlets and has achieved profitability at the "unit level" at 24 of these locations. The Company designates a kiosk to be profitable at the "unit level" when the kiosk generates net income after accounting for all expenses directly related to the specific unit. These direct expenses consist of: cost of goods sold, occupancy costs, operating expenses and fully loaded labor costs which include employer contributions, benefits and workers compensation.

     Despite the "unit level" profitability described above, the Company has not been profitable. As the accompanying financial statements show, in its last fiscal year which ended on March 31, 1999, the Company had a net loss from operations of $632,359, indicating that any profits at the unit level are overshadowed by the company's expenses at the corporate level. The Company's balance sheet for the end of its last fiscal year showed a shareholders' deficit of $929,526, and current liabilities exceeding current assets by $1,410,877.

     Because of the Company's operating losses and financial situation, note 3 of the accompanying financial statements expresses a "going concern opinion:"

     These statements are presented on the basis that the Company is an on-going concern. Going concern contemplates the realization of assets and the satisfaction

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

     of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statements show a loss from the results of operations of $632,359, that the Company has a shareholders' deficit of $929,526, and current liabilities exceed current assets by $1,410,877. Without an infusion of additional capital, the Company's ability to continue operations is doubtful.

     In order to address the issue of the Company's continuation as a going concern, the Company has taken the following actions:

     First, the Company is negotiating for the acquisition of the assets of Arrosto Coffee Company LLC ("Arrosto"). The Company is currently conducting due diligence with respect to those assets. It is anticipated that the assets will be acquired in exchange for shares of the Company's common stock, and that the assets will include, among other things, a coffee roasting plant to reduce the Company's cost of goods sold by lowering roasted coffee costs by approximately 35%.

     Second, the Company is seeking to eliminate a minimum of $1 million of debt from its balance sheet by offering to debt holders the opportunity to convert their debt into common stock. So far this has resulted in debt conversion and/or debt forgiveness totaling more than $800,000. This debt reduction consists of transactions that were effected in the third and fourth quarters of the Company's fiscal year ending March 31, 2000 ("fiscal 2000"); therefore, these amounts are not reflected in the quarterly financial statements for the first six months of fiscal 2000.

     Third, the Company believes that becoming a "reporting company" will facilitate its efforts to attract new capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

     The preparation of this section requires management to make estimates and assumptions about the past, current and future activities, business practices, and financial records of the Company. Actual results may differ from these estimates and assumptions. Foreseeable risks and uncertainties are described elsewhere in this report and in detail under "Risk Factors Affecting the Company".

RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999, COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 1998

     Review of the interim Statements of Loss and Accumulated Deficit for the six months ended September 30, 1999 and 1998 show that there are substantial increases in the Net Loss and Accumulated Deficit in the second and third quarters of 1999 in spite of increases in Sales and Gross Profits.

     This substantial Net Loss and Accumulated Deficit in 1998 and the further growth of both factors in 1999 indicate poor operating performance in 1998 and even poorer performance in1999. This problem is being driven by an insufficient business base of only 28 kiosks or less in both of the reporting periods. This is particularly apparent as Gross Profit increased to $625,184 for the six months ended September 30, 1999 from $523,916 for the corresponding period in fiscal 1999, while Total Operating Expenses increased to $1,014,867 for the six months ended September 30, 1999 from $752,822 for the corresponding period in fiscal 1999.

     REVENUES

     Net revenues for the six months ended September 30, 1999 increased 26.9 % to $1,054,785 from $831,389 for the corresponding period in 1998. This was due primarily to an increase in the number of operating kiosks from 22 to 27. Retail kiosk and cart sales accounted for 100% of the revenues for both periods. For the six months ended September 30, 1999, net revenue was generated from 10 different clients and special events, with the largest client being Compass Group USA, representing 29.9% of total net revenue.

     COSTS AND EXPENSES

     Cost of goods sold for the six months ended September 30, 1999 increased to $429,601 from $307,473 for the same period in 1998. As a percentage of net revenues, cost of goods sold increased to 40.7% for the six months ended September 30, 1999 from 37.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to a slow payment history resulting in a decrease in purchasing power.

     Occupancy costs for the six months ended September 30, 1999 increased to $152,472 from $137,850 for the same period in 1998. As a percentage of net revenues, occupancy costs decreased to 14.5% for the six months ended September 30, 1999 from 16.6% for the comparable period in 1998. The decrease as a percentage of net revenues was primarily due to lower revenue sharing rates resulting from both renegotiated contracts and new client contracts at lower revenue sharing rates.

     Employee compensation and benefits for the six months ended September 30, 1999 increased to $576,420 from $417,991 for the same period in 1998. As a percentage of net revenues, employee compensation and benefits increased to 54.6% for the six months ended September 30, 1999 from 50.3% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to the additional management costs associated with the Company entering into a new demographic market with the acquisition of four Northern Lights Coffee kiosks in San Diego.

     General and administrative expenses for the six months ended September 30, 1999 increased to $148,724 from $91,488 for the same period in 1998. As a percentage of net revenues, general and administrative expenses increased to 14.1% for the six months ended September 30, 1999 from 11.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to increased travel expenses and training costs resulting from the Company entering a new market in San Diego, the integration of the Northern Lights Coffee acquisition and increased corporate office rent due to the relocation of the Company's corporate office.

     Director and professional fees for the six months ended September 30, 1999 increased to $87,748 from $57,857 for the same period in 1998. As a percentage of net revenues, director and professional fees increased to 8.3% for the six months ended September 30, 1999 from 7.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to the engagement of an investor relations firm and the development of the Company's web-site.

     Depreciation expense for the six months ended September 30, 1999 increased to $49,503 from $47,636 for the same period in 1998. The increase was primarily due to the acquisition of fixed assets associated with the Northern Lights Coffee purchase in April of 1999.

     Interest expense for the six months ended September 30, 1999 increased to $41,279 from $34,268 for the same period in 1998. The increase was primarily due to interest cost related to an increase in short- term borrowing.

     Net loss for the six months ended September 30, 1999 increased to $430,962 from $263,174 for the same period in 1998. As a percentage of net revenues, net losses increased to 40.9% for the six months ended September 30, 1999 from 31.7% for the comparable period in 1998. The increase as a percentage of revenues was primarily due to additional charges incurred to prepare the Company for the Mine-A-Max merger.

     OTHER EVENTS

     In April 1999, the Company purchased the assets of a coffee company in San Diego, California for $120,000 and 2,500 shares of common stock of the Company. The purchase price has been allocated to the acquired assets on the basis of their estimated fair value on the date of acquisition and are including in the Company's quarterly financial statements from the date of acquisition.

     On June 30, 1999, Mine-A-Max Corporation, a public shell corporation, acquired 88% of the outstanding stock of Peabodys Coffee, Inc., at which time Peabodys was merged into Mine-A Max. Twelve percent of Peabodys California shareholders have dissenter rights, which could be exercised. For accounting purposes the acquisition will be treated as a recapitalization of Peabodys, with Peabodys as the acquirer (reverse acquisition). Proforma statements are not provided given the merger is to be considered a reverse acquisition and not a business combination. Subsequent to the merger, Peabodys' stockholders own 95.82% of the recapitalized company. The Mine-A-Max balance sheet is including in the Company's quarterly financial statements as of the date of merger.

     YEAR 2000

     As a result of the preparation and series of analysis and tests performed before, during and after December 31, 1999, the Company did not experience any significant disruption in information technology or operations as a result of the date change-over to the year 2000.

RESULTS OF OPERATIONS - FOR THE TWELVE MONTHS ENDED MARCH 31, 1999, COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 1998

     Review of the Statements of Loss and Accumulated Debt for 1999 and 1998 fiscal years shows a substantial one-year decrease at year-end in the Net Loss, a significant ongoing increase in the Accumulated Deficit at year-end, and only small increases of Sales and Gross Profits in fiscal 1999.

     The problem cited above for the six-month-ended results of operations in September 30, 1998 and 1999 regarding the insufficient business base of 27 kiosks is present in these fiscal year operating statements also. Although, the Net Loss is reduced in 1999, it is still very substantial and indicates poor operating performance. The other critical factor is that Sales and Gross Profits are stagnant due to the Company's inability to raise sufficient capital for growth.

     REVENUES

     Net revenues for the twelve months ended March 31, 1999, increased 5.1% to $1,794,838 from $1,708,197 for the corresponding period in fiscal 1998. This was due primarily to an increase in the number of operating kiosks from 21 to 23. Retail kiosk and cart sales accounted for 100% of revenues for both periods. For the twelve months ended March 31, 1999, net revenue was generated from 6 different clients and special events, with the largest client being Sodexho Marriott, representing 42.6% of total net revenue.

     COSTS AND EXPENSES

     Cost of goods sold for the twelve months ended March 31, 1999 decreased to $685,176 from $693,770 for the same period in fiscal 1998. As a percentage of net revenues, cost of goods sold decreased to 38.2% for the twelve months ended March 31, 1999 from 40.6% for the comparable period in fiscal 1998. The decrease as a percentage of net revenues was primarily due to increased purchasing power and an increase in comparable store sales resulting in lower product wastage.

     Occupancy costs for the twelve months ended March 31, 1999 increased to $303,101 from $293,195 for the same period in fiscal 1998. As a percentage of net revenues, occupancy costs decreased to 16.9% for the twelve months ended March 31, 1999 from 17.2% for the comparable period in fiscal 1998. The decrease as a percentage of net revenues was primarily due to lower revenue sharing rates resulting from new client contracts at lower revenue sharing rates.

     Employee compensation and benefits for the twelve months ended March 31, 1999 decreased to $929,879 from $1,075,197 for the same period in fiscal 1998. As a percentage of net revenues, employee compensation and benefits decreased to 51.8% for the twelve months ended March 31, 1999 from 63.0% for the comparable period in fiscal 1998. The decrease as a percentage of net revenues was primarily due to staff reductions at the corporate office and improved scheduling at the operating unit.

     General and administrative expenses for the twelve months ended March 31, 1999 decreased to $257,659 from $276,584 for the same period in fiscal 1998. General and administrative expenses for the twelve months ended March 31, 1999 remained consistent with the comparable period in fiscal 1998.

     Director and professional fees for the twelve months ended March 31, 1999 decreased to $110,325 from $135,188 for the same period in fiscal 1998. As a percentage of net revenues, director and professional fees decreased to 6.1% for the twelve months ended March 31, 1999 from 7.9% for the comparable period in fiscal 1998. The increase as a percentage of net revenues was primarily due to cuts in the usage of professional fees.

     Depreciation expense for the twelve months ended March 31, 1999 increased to $101,057 from $86,610 for the same period in fiscal 1998. As a percentage of net revenues, depreciation expense increased to 5.6% for the twelve months ended March 31, 1999 from 5.1% for the comparable period in fiscal 1998. The increase was primarily due to the purchase of additional assets.

     Interest expense for the twelve months ended March 31, 1999 increased to $105,727 from $79,166 for the same period in fiscal 1998. As a percentage of net revenues, interest expense decreased to 3.9% for the six months ended September 30, 1999 from 4.1% for the comparable period in 1998. The increase was primarily due to increased interest bearing debt associated with accrued interest on the Bridge Note.

     Net loss decreased 29% from $1,036,871 in 1998 to $738,086 in the 1999 fiscal year. This large decrease was driven primarily by the disproportionate decrease in operating expenses and the dominant magnitude of operating expenses relative to gross profit.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1999, the Company ended the period with a working capital deficit of $1,848,992. Cash and cash equivalents decreased $131,176 during the six months ended September 30, 1999. Cash utilized by operating activities totaled $221,718 for the first six months of fiscal 2000, primarily due to a net loss of $430,962 and non-cash increases in accounts payable of $81,996 and accrued expenses of $97,990.

     Cash utilized for investing activities for the first six months of fiscal 2000 totaled $183,683. This included capital additions to property, plant and equipment of $132,895 related to the acquisition of Northern Lights Coffee and the opening of the South Lake Tahoe retail unit. Cash utilized for deposits for the six months ended September 30, 1999 totaled $50,788.

     The Company had net cash provided from financing activities for the first six months of fiscal 2000 totaling $274,225. Cash from financing activities primarily consists of $128,377 from short-term borrowing and $148,298 from the sale of Company stock.

     The Company is seeking to eliminate a minimum of $1 million of debt from its balance sheet by offering to debt holders the opportunity to convert their debt into common stock. So far this has resulted in debt conversion and/or debt forgiveness totaling more than $800,000. In addition to the debt reduction program, in January of 2000 the Company successfully secured $300,000 in a private sale of its common stock.

     Management estimates that the number of Company operated units will need to grow to at least 40 with comparable or slightly improved performance to the existing units in order to reach break even with operational costs. Without addressing the remaining working capital deficit, this growth to 40 units will require approximately $500,000 of additional investment capital and approximately six months to achieve. In anticipation of this growth, and the need for additional capital, the Company has engaged the services of Elliott Lane & Associates and is currently negotiating with several alternative sources of capital. Management believes that one or more of these sources will be in place by the end of the current fiscal year. However, there can be no assurances that this will occur.

     The Company believes that cash from operations and the aforementioned financing activities will be sufficient to satisfy the Company's needs through fiscal year 2000.

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INDUSTRY OVERVIEW

     According to the National Coffee Association's 1999 study, cited the Specialty Coffee Association of America's 1999 Coffee Market Survey, 48.5% of Americans consider themselves to be coffee drinkers. On average they drink 1.4 cups per day. The U.S. coffee market consists of two distinct product categories: (1) commercial ground roast, mass-merchandised regular brewed coffee and (2) specialty coffees (premium grade arabica coffees sold in whole bean and ground form) and other premium coffees.

     The National Coffee Association estimates that 47% of Americans - 108 million people - drank specialty coffee beverages in 1998, up from 35% - 80 million people - in 1997. The U. S. specialty coffee industry now purchases over
2.7 million bags of arabica coffees, which represents $396 million, or 5% of the world's output. U. S. retail coffee bean sales exceed $2.1 billion, and beverage retail sales exceed $3.1 billion, annually.

     Within the specialty coffee category, specialty coffee retail sales have become the fastest-growing segment. As reported in Specialty Coffee Association of America's 1999 Coffee Market Survey:

     During the past five years, specialty coffee beverage retailers have become the fastest growing distribution channel in the specialty coffee industry. The number of these retail beverage outlets is expected to reach 12,000 locations by the end of 1999. This number will include 3,500 coffee cafes, 2,700 coffee bars and kiosks, 2,100 espresso carts, and 1,200 Roaster-Retailers. . . . Although current U.S. consumption is flat, consumers are purchasing more value-added products through the specialty coffee industry, which is driving up the overall market value. In short, consumers are not drinking more coffee, but they are just choosing to drink better coffee. Coffee consumers have been moving away from priced-based purchasing to a purchasing trend that focuses on product variety and quality. This quality-conscious purchasing trend has evolved coffee from a beverage of pseudo-commodity characteristics to one with cultural and sensory ties.

     The Company believes that several factors have contributed to the increase in demand for specialty coffee including:

     o Greater consumer awareness of specialty coffee as a result of its increasing availability;

     o Increased quality differentiation over commercial grade coffees by consumers;

     o Increased demand for all premium food products, including specialty coffee, where the differential in price from the commercial brands is small compared to the perceived improvement in product quality and taste;

     o Ease of preparation of specialty coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and

     o    The apparent decline in alcoholic beverage consumption.

     o    Physical plant that can be relocated easily if necessary

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

COMPANY BACKGROUND

PEABODYS CA

     The current business of the Company began with the formation of Peabodys Coffee, Inc., a California corporation ("Peabodys CA"), in 1995. Co-founder Todd Tkachuk (who is currently an officer and director with the Company) conceived of a company which would contract with an institutional food service vendor (the "client"), such as Sodexho Marriott, The Compass Group, or ARAMARK, that held the food service contract for an institutional setting (the "host organization"), such as a corporate facility, college, university, or hospital. As with the Company today, Peabodys CA would enter into a subcontract with the client (which had a general contract to provide food services to the host facility) to install coffee kiosks at the host organization. In return, Peabodys CA paid the client a percentage of the gross revenues generated by each kiosk.

     As with the Company today, Peabodys CA would open a new site in approximately three weeks, at an all-in cost, including initial inventory and pre-opening expenses, of less than $30,000. Because physical plant consisted of a self- contained kiosk that required minimal, if any, tenant improvements, the Company would relocate to a new site, if necessary, without abandoning a large fixed investment. As mentioned above, in return for its right to provide turn-key specialty coffee service, Peabodys CA would compensate the food service vendors through revenue-sharing, typically averaging about 15% of total revenues generated at the site.

     The Peabodys CA model, which is now the model of the Company today, differs from traditional specialty coffee retailers in the following significant ways:

     o No direct competition with Starbucks and other retail specialty coffee sellers operating from fixed, "store-front" locations.

     o Access to large numbers of sites through food service clients who have relationships already in place with such sites.

     o Captive customer populations at such sites, such as office buildings, hospitals and schools, resulting in no direct competition at the site itself, and therefore no need for significant advertising expenses.

     o Low initial investment and short time periods required to open new sites

     o No expenses for utilities or common area maintenance charges, since these are generally provided for in the foodservice provider's general contract.

     o    Kiosks can be relocated easily if necessary

THE COMPANY

     Concurrent with Peabodys CA's development of its specialty coffee business, as described above, the Company was existing as a development stage company formed for the purpose of mineral exploration and mine development. The Company was incorporated under the laws of the State of Nevada on July 26,

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1989 with the name Kimberly Mines, Inc. Several months later the Company was the surviving company in a merger with Blue Ute Mining & Exploration, Inc., a Utah corporation. On August 15, 1997 the Company changed its name to Mine-A-Max
Corporation. The Company continued to exist as a development stage mining company until its merger with Peabodys CA in 1999.

THE MERGER

     On March 12, 1999, Peabodys CA entered into a Plan and Agreement of Reorganization (the "Agreement") with the Company. The Agreement provided for a share exchange in which the Company offered shareholders of Peabodys CA one (1) share of the Company's common stock in exchange for one (1) share of Peabodys CA common stock. The shares were offered by the Company in reliance on the exemption from registration provided by Rule 506 of Regulation D. The Agreement provided further that, after the Company had acquired a majority of the outstanding stock of Peabodys CA, the Company would: (i) elect a new board of directors for the Company composed of the former management of Peabodys CA; (ii) amend the Company's articles of incorporation to change its name to "Peabodys Coffee, Inc.;" (iii) amend and restate the Company's bylaws; and (iv) effect a merger of Peabodys CA into the Company.

     On  March  15,  1999  the  Company   filed  an  Amendment  to  Articles  of
Incorporation  with the  State of  Nevada  changing  its  name  from  Mine-A-Max
Corporation to Peabodys Coffee, Inc. On June 30, 1999, the Company effected a merger ("Merger") by filing Articles of Merger in the State of Nevada, with Peabodys CA as the disappearing corporation and the Company as the surviving corporation, with the outstanding shares of Peabodys CA converted into shares of the Company on a one-to-one basis.

     In effecting the Merger, the Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders in accordance with Corp. C. ss. 1301(a) for the exercise of dissenters' rights. This notice is required to be sent to shareholders within 10 days following the approval of the reorganization by the outstanding shares. Within 30 days of the mailing of such notice, any shareholder who wishes to require the corporation to purchase their shares for cash must make a demand on the corporation and submit the certificates representing their shares. The demand must contain a statement as to what the shareholder claims to be the fair market value of the shares as of the day before the announcement of the proposed merger (Corp. C. ss. 1301(c)). If the corporation agrees with the shareholders claim as to fair market value, the shareholder is entitled to the agreed price with interest thereon at the legal rate applied to judgments; if the corporation does not agree with the shareholder's claim as to fair market value, the shareholder may file an action in the proper superior court to determine the fair market value (Corp. C. ss. 1303(a), 1304(a)).

     The Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders. Consequently, no Peabodys CA shareholders delivered a demand to exercise dissenters' rights under Corp. C. ss. 1301(b) in connection with the Merger, and there were no "dissenting shares," as defined in Corp. C. ss. 1300(b). Peabodys CA did, however, send a Confidential Offering Circular and Term Sheet and a subscription agreement to all of its shareholders to allow each shareholder to participate in the exchange of shares immediately preceding the Merger. Peabodys CA received executed subscription agreements from shareholders holding over 90% of the its outstanding common stock. On June 30, 1999, in effecting the Merger, all shares of Peabodys CA common stock were converted to shares of the Company's common stock, including those of shareholders who did not execute the subscription agreement.

     It is possible that former Peabodys CA shareholders who did not execute the above-mentioned subscription agreement may seek to exercise their dissenters rights. Although Peabodys CA did not meet the technical notice requirement set forth in Corp. C. ss. 1301, all Peabodys CA shareholders received notice of the Merger through the distribution of the above-described disclosure document and subscription agreement in connection with the share exchange immediately preceding the Merger. If any former Peabodys CA shareholder wishes to exercise dissenters rights, the Company, as the successor in interest to Peabodys CA, would seek to settle the action by allowing the retroactive exercise of dissenters rights on terms negotiated between the parties. At this time, one former Peabodys CA shareholder, holding 5,000 shares of common stock, has sent the Company a letter requesting that he be entitled to exercise dissenters' rights. The Company is in the process of settling this request.

     The Company is in the midst of completing formalities in connection with the Merger, such as issuing new share certificates to the former holders of Peabodys CA shares. The Company, as of the date of this filing, has not filed the proper document to effect the Merger in the State of California, as set forth in Corp. C. ss. 1108(d). When this document is filed, because more than six (6) months will have elapsed between the filing of the Articles of Merger in the State of Nevada and the filing of the proper document in California, the Merger will be effective in California as of the date of the later filing, all in accordance with Corp. C. ss. 1108(e). The effect on the Company of this later effective date is not clear at this time.

BUSINESS STRATEGY AND OPERATION

     In order to take advantage of the growing market for specialty coffee as described in the "Industry Overview," above, the Company has developed a business strategy based on the following concepts:

     Business and Institutional Locations. The Company focuses on locating its coffee kiosks in business and institutional areas. The Company has experienced both lower competition and reduced advertising and marketing expenses by installing kiosks in such areas, since the kiosks have a nearby captive audience of employees and students at business and institutional sites.

     Quality Coffee. Peabodys strives to use coffees of a very high quality. The product mix offered by each kiosk can be tailored to meet the taste and preferences of each locale.

     Low Cost Operations. The cost of opening and operating each kiosk is less than the cost of opening and operating the fixed, retail stores operated by many other specialty coffee retailers. Each kiosk can achieve profitability with sales as low as $300.00 per day. Currently, Peabodys per-unit revenue averages approximately $450.00 per operating day.

SITE FORMAT AND OPERATIONS

     Each existing Peabodys site consists of a kiosk that measures approximately six feet long, three feet deep, and four feet high (counter level), with related equipment and display space. Standard equipment on the kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display racks for baked goods and other non-coffee items. All kiosks are equipped with wheels for unit mobility, although at most sites the kiosk remains in the same location permanently. Under the terms of its contracts, Peabodys is usually allotted both dry and cold storage space within the host's commissary facilities, at no charge to the Company.

     Peabodys utilizes a client-host/captive-consumer model. This model has two distinctive components. The client-host component means that Peabodys establishes relationships with its "clients" (large institutions and food service providers) with the intention of multiple kiosk placements within the client's area of operation. In lieu of rent, Peabodys normally pays the client a percentage of the revenues generated by each kiosk, thereby giving the client incentive to assist Peabodys in a successful kiosk placement. Clients with widespread operations provide many opportunities for Peabodys to place its kiosks.

     The captive-consumer component refers to the placement of kiosks in heavy traffic areas where people (potential customers) have already congregated for other reasons. Examples of typical placements are the lobbies of large buildings, or school campuses. Unlike a fixed store which relies on attracting foot traffic to its location, Peabodys already has a customer base at its location. Peabodys locates its kiosks where the customers are, as opposed to requiring the customer to come to Peabodys' location.

     The typical Peabodys site, which includes the kiosk, related components. and workspace for employees, occupies a footprint of approximately 100 square feet. Due to the client-host/captive-consumer model described above, the Company incurs no rental expense for this real estate. Likewise, there are no common area maintenance charges, and all utilities, such as electricity, heat, air conditioning, and water, are furnished by the host or client at no cost to Peabodys.

     Each Peabodys location is staffed with a site manager and from two to eight baristas (the Italian term for a person skilled in the art of espresso preparation), depending on the population of the site's captive customer base, the hours of operation, the mix of hours available from part-time employees, and similar factors. To assure available staffing at all times, Peabodys is also building a pool of on-call labor to work on an as-needed basis, much as schools draw from a pool of substitute teachers to fill in as needs arise. Most baristas work part-time, typically in four hour intervals. Site managers, all of whom are full-time employees, serve customers during their shifts in addition to performing supervisory and administrative duties such as recruiting, hiring, and supervising staff, assuring compliance with corporate procedures and the Company's key operating imperatives, taking inventory, and completing daily performance reports for corporate headquarters. Specific accountabilities for site managers include quality and service, employee performance, sales, and profit, and site manager compensation is strongly performance-related, with execution of the four operating imperatives and over-budget profitability bringing open-ended gain-share rewards.

     Standout site managers, known as "cell leaders," oversee strategic groupings of sites. Cell leaders remain accountable for their own sites' performance, but take on additional duties to support the cell, for which they earn extra compensation. In particular, such duties include: (i) building peer chemistry within the cell; (ii) participating in training and coaching projects;
(iii) designing and executing local site-specific marketing programs; (iv) supporting new site openings; and (v) implementing specific initiatives to support the four key operating imperatives within the cell. Given these additional responsibilities, cell leaders receive somewhat higher staffing support at their own sites.

     Establishing and maintaining Peabodys' specialty coffee kiosks is relatively simple. The kiosk is compact, modular in design, and self-contained. No significant preparation is needed at the host location other than provision for electrical power. The kiosk, while generally appearing permanent, is usually portable and can be moved from location to location. The cost of a kiosk, including internal plumbing, equipment, inventory and signage is approximately $30,000. Turnaround time for manufacturing a complete kiosk is approximately four to six weeks. The Company currently utilizes Michaelo Espresso of Seattle, Washington as its kiosk manufacturer.

SITE EXPENSES

     In lieu of rent or lease payments, Peabodys pays a percentage of the revenue generated by each kiosk to the foodservice provider or the host at an average rate of approximately 15%. The Company contracts its services either directly with the host facility, or subcontracts its services indirectly through the foodservice provider who is a party to a contract to provide food service to the host facility. When the Company contracts its services directly with the host, the Company pays the host facility the percentage of gross revenue that is agreed to in the contract. When the Company contracts with a foodservice provider, such as ARAMARK, Compass, or Sodexho Marriott, the Company pays the percentage of gross revenue to the foodservice provider, and incurs no expenses directly with the host facility. Other nominal expenses such as water and power are normally included in this above-described payment.

SITE LOCATIONS

SITE; HOST                             LOCATION                 CLIENT                    DATE OPENED
-------------------------------------------------------------------------------------------------------
IBM Bldg 11; IBM                       San Jose, CA             The Compass Group         June 1995
IBM Bldg 55; IBM                       San Jose, CA             The Compass Group         October 1997
STL Labs; IBM                          San Jose, CA             The Compass Group         April 1996
San Jose City College; SJCC            San Jose, CA             The Compass Group         January 1996
Concord Airport Plaza                  Concord, CA              The Compass Group         February 1996
Web TV; IBM                            San Jose, CA             The Compass Group         October 1999
EM Building, UCSC                      Santa Cruz, CA           Sodexho-Marriot           November 1995
College 10; UCSC                       Santa Cruz, CA           Sodexho-Marriot           April 1997
Sisheiner Labs; UCSC                   Santa Cruz, CA           Sodexho-Marriot           April 1997
Applied Science, UCSC                  Santa Cruz, CA           Sodexho-Marriot           March 1996
Sutter Memorial Hospital               Sacramento, CA           Sutter Health             October 1995
Sutter General Hospital                Sacramento, CA           Sutter Health             October 1995
California State Fair; Cal Expo        Sacramento, CA           Cal Expo                  August 1998
College of Education; UNR              Reno, NV                 Sodexho-Marriot           August 1998
Library; UNR                           Reno, NV                 Sodexho-Marriot           December 1997
Peabodys Lake Tahoe                    S. Lake Tahoe, CA        Peabodys                  June 1999
Convention Center-Location 1           Reno, NV                 ARAMARK                   April 1997

                                       14

Convention Center-Location 2           Reno, NV                 ARAMARK                   April 1997
Convention Center-Location 3           Reno, NV                 ARAMARK                   January 2000
Livestock Center                       Reno, NV                 ARAMARK                   April 1997
Center Hall, UCSD                      San Diego, CA            UCSD                      April 1999
Social Science Bldg.; UCSD             San Diego, CA            UCSD                      April 1999
Warren Bldg.; UCSD                     San Diego, CA            UCSD                      April 1999
Nierenburg Hall; UCSD                  San Diego, CA            UCSD                      April 1999
SDSU-1; San Diego State University     San Diego, CA            Aztec Shops               August 1999
SDSU-2; San Diego State University     San Diego, CA            Aztec Shops               August 1999

SUPPLIERS

     The Company procures its coffee from Terranova Roasting Co., Inc. ("Terranova") in Sacramento, California. Terranova is a coffee roaster serving central California, and Peabodys is Terranova's largest specialty coffee account. The Company has no contract in effect with Terranova other than the purchase orders it places. The Company believes that Terranova will be able to meet its needs for the foreseeable future, but if the relationship should terminate the Company believes that other suppliers could fulfill the Company's supply requirements.

     The Company provides its proprietary specifications for varietals, roast, and grind and proportions (for brewed coffees) to Terranova, which in turn purchases green beans, and then roasts, blends, and grinds (for brewed coffees) to Peabodys' specifications. Finished product is bagged, sealed, and shipped to the Company as ordered. The Company is currently testing on-site grinding for its brewed coffee to increase freshness and quality. From its current facilities, Terranova has sufficient capacity to support Peabodys' growth to approximately 200 sites.

     For both its brewed and espresso beverages, the Company uses only the "arabica" species of coffee. At present, the Company uses predominantly Colombian Supremo, which is a type of arabica coffee. This type was selected due to its apparent popularity and ready availability. The Company is testing an expanded offering of brewed coffee varietals to provide customers a greater choice of coffees. Growing regions for such additional varietals include Africa, Indonesia, and South America. Peabodys' espresso is a blend of Colombian Supremo and coffees from Sumatra and Ethiopia. The Company generally uses a dark roast, typical of the Pacific Northwest style.

     Because coffee in green bean form is a commodity, and is therefore subject to commodity price swings caused by weather conditions, political climate, and similar supply and demand factors, it is sometimes assumed that margins for specialty coffee companies are vulnerable to the same factors. However, the price of green coffee represents only a relatively small portion of Peabodys' cost of goods sold for specialty coffee beverages. As a result, if green coffee prices were to double, for example, the Company's costs would increase by only about 5 cents per drink. Given consumers' price inelasticity for specialty coffee, an increase of such size can generally be passed along to the customer.

     Among other menu items offered by Peabodys' kiosks, baked goods and fruit smoothies are the most prominent. Such products are sourced from local vendors at each site. The Company is analyzing several alternatives to reduce costs, increase shelf-life, and/or increase revenues, including lunch/afternoon-oriented products. Juice drinks, sodas, and bottled waters are purchased at customary wholesale prices from distributors of such products, who deliver directly to the sites as ordered.

EXPANSION PLANS

     To date the Company's expansion has been curtailed primarily by capital constraints. For a complete discussion of capital constraints, liquidity and capital resources, see "Overview" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations," beginning on page 3.

     If the Company is able to raise the capital needed for expansion of its operations, the Company anticipates that expansion will come from the following, described in detail below: (i) adding additional locations under current contracts; (ii) developing new relationships with additional foodservice providers and (iii) developing direct contracts with host company facilities that control a significant number of locations such as large retailers and property owners.

     The Company believes that its most significant growth will come from expansion of its current contracts. The Company's three largest clients,
Sodexho-Marriott, The Compass Group and ARAMARK control more than 8,500 institutional foodservice sites across the country (Nations Restaurant News Special Report-Top 100 Contract Chains 1999). Each of these sites is a potential location for a Peabodys kiosk. Also, the Company believes that there is opportunity to acquire existing kiosks located in key locations. To date, the Company has acquired seven (7) kiosks from other companies. Six of the seven have resulted in a positive cash flow at the unit level to the Company.

     The Company recently entered into a letter of intent with Arrosto Coffee Company LLC ("Arrosto") for the purchase of substantially all the assets of Arrosto. The letter is non-binding and is meant only to set forth proposed details of the purchase. The transaction is contingent upon Peabodys' completion of its due diligence, which is still in the preliminary stages. Arrosto has not been affiliated with the Company, Peabodys CA, or Mine-A-Max Corporation.

     The primary assets of Arrosto include a roasting facility, a specialty coffee retail store, and certain trademarks and other intellectual property which Arrosto licenses to independent operators of kiosks and other locations. In accordance with the non-binding letter of intent, Peabodys is proposing to exchange its shares of common stock for the assets. At this time, however, it appears that the terms of the transaction will deviate substantially from the terms set forth in the non-binding letter of intent, and the terms of the transaction are currently the subject of negotiations between the parties.

     The Company recently entered into a letter of intent with Grounds for Enjoyment ("GFE") for the purchase of certain assets GFE. The letter is non-binding and is meant only to set forth proposed details of the purchase. The transaction is contingent upon Peabodys' completion of its due diligence, which is still in the preliminary stages. Grounds for Enjoyment has not been affiliated with the Company, Peabodys CA, or Mine-A-Max Corporation.

     The primary assets proposed to be purchased are four (4) kiosks and site contracts in the Riverside/San Bernardino, California area. As consideration for these assets, the Company would: (i) issue

40,000 shares of the Company's common stock; and (ii) pay $175,000 cash. The Company would not assume any liabilities in connection with the purchased assets.

MARKETING STRATEGY

     Peabodys' marketing strategy is based on its contractual relationships with foodservice providers and hosts. These foodservice providers, such as Sodexho-Marriott, The Compass Group, and ARAMARK, have general contracts with host facilities such as corporate offices, industrial facilities, office buildings, universities, colleges, hospitals and entertainment venues. Peabodys contracts with the foodservice providers to allow Peabodys to locate its kiosks on the sites with which the foodservice provider has a general contract. In return, Peabodys pays the foodservice provider a percentage of gross revenues, usually 15%. Additionally, Peabodys contracts directly with certain host facilities.

     The foodservice provider or the host facility receives the following benefits from entering into a contract with Peabodys:

     INCREMENTAL REVENUE STREAM. Peabodys provides on average 15% gross revenue sharing for the foodservice provider or the host.

     NO INVESTMENT REQUIRED. Peabodys provides everything: Plant, equipment, products, personnel, training, and management.

     NO OPERATIONAL INVOLVEMENT. Peabodys takes full responsibility for kiosk operation.

     INCREASED CUSTOMER AND HOST SATISFACTION. Peabodys brings specialty coffee to captive customers at work, hospital, convention, education, or entertainment locations providing convenience for the customer at no cost to the host or foodservice provider.

     On September 30, 1999, the Company entered into a General Agreement with Elliot, Lane & Associates, Inc. ("Elliot, Lane"), to provide consulting services to the Company with respect to company expansion, strategic alliances and investor relations. The Company is currently negotiating a Professional Service Agreement with Elliot, Lane to provide consulting services with respect to expansion, strategic alliances and investor relations in European markets.

     The Company is currently negotiating a consulting agreement with Sky Capital, GmbH, a German entity, which will provide consulting services with respect to capital formation and investor relations.

COMPETITION

     The Company competes with a growing number of specialty coffee retailers including Starbucks, Coffee Beanery, Caribou, Java City, Diedrich, Tully's, New World Coffee-Manhattan Bagel, Peet's Coffee and many others. The attractiveness of the specialty coffee market may draw additional competitors with substantially greater financial, marketing and operating resources than Peabodys. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees and provide additional competition.

     The performance of individual coffeehouses may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses in particular.

INTELLECTUAL PROPERTY

     The Company has a registered service mark for its rhinoceros logo. The Company is aware of another entity in North Carolina that is utilizing the name "Peabodys" in the coffee industry. The North Carolina entity has received a federal trademark registration of the name "Peabodys." The Company believes that it has the right to use the name "Peabodys" in the areas in which it is used by the Company because of first use of the name in those areas. However, if it were determined that the Company were not able to continue utilizing the name "Peabodys," it could have a material adverse effect on the Company in that the Company would have to select a different name under which to do business, and the Company would have to re-establish any lost goodwill and name recognition. Because of its speculative nature, such potential adverse effect is impossible to quantify at this time.

     In order to eliminate the above potential adverse effect, the company has entered into preliminary negotiations with the North Carolina "Peabodys" for the purchase of all rights, and the assignment of all trademark and tradename registration, in the name "Peabodys." Such negotiations, at the date of this disclosure, have consisted solely of informal oral discussion. The terms which the parties have discussed are $25,000 cash and 25,000 shares of the Company's common stock.

EMPLOYEES

     The Company currently has 97 employees of which 26 are full-time employees and 5 of which are administrative.

SEASONALITY

     Because the Company serves both hot and cold coffee drinks, the sales of the Company's products at most Kiosk locations do not appear to be significantly affected by the seasons. However, those kiosks which are located in educational facilities are affected by the seasons to the extent that sales are significantly less when school is not in session.

RISK FACTORS AFFECTING THE COMPANY

     COMPLETION OF MERGER. As described above, on June 30, 1999, the Company effected a merger with Peabodys CA as the disappearing company and the Company as the surviving company (the

"Merger"). The Merger followed a share exchange, which began on March 12, 1999, through which the Company acquired more than 51% of the shares of Peabody CA in exchange for its shares, offered to the shareholders of Peabodys CA on a one-to-one exchange basis. In effecting the Merger, the Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders in accordance with Corp. C.ss.1301(a) for the exercise of dissenters' rights. Consequently, no Peabodys CA shareholders delivered a demand to exercise dissenters' rights under Corp. C.ss.1301(b) in connection with the Merger, and there were no "dissenting shares," as defined in Corp. C.ss.1300(b). It is not clear at this time whether any former Peabodys CA shareholders will seek to enforce their dissenters' rights, and, if so, what the Company's liability will be.

     The Company is in the midst of completing formalities in connection with the Merger such as issuing new share certificates to the former holders of Peabodys CA shares. The Company, as of the date of this filing, has not filed the proper document to effect the Merger in the State of California, as set forth in Corp. C. ss. 1108(d). When this document is filed, because more than six (6) months will have elapsed between the filing of the Articles of Merger in the State of Nevada and the filing of the proper document in California, the Merger will be effective in California as of the date of the later filing, all in accordance with Corp. C. ss. 1108(e). The effect on the Company of this later effective date is not clear at this time.

     LATE PAYMENTS RELATING TO DEBT. Pursuant to the Merger, the Company by operation of law assumed all of the obligations of Peabodys CA. In an earlier private placement, Peabodys CA offered and sold units, with each unit consisting of a secured promissory note ("Secured Note") and warrants to purchase common stock. The Company is now obligated to make quarterly payments on the principal balance outstanding and to repay such Secured Notes. As of the date hereof, the Company is in default on the principal balance of the Secured Notes in the amount of $105,500 and is approximately $53,135 in arrears on such interest payments relating to the Secured Notes. Under the terms of the Security
Agreement relating to the Secured Notes, a noteholder has the right to (i) declare all principal and interest immediately due and owing; (ii) exercise its rights and remedies under the California Commercial Code as a secured creditor having a security interest in the collateral, which includes, but is not limited to, equipment, inventory, accounts, trademarks and tradenames and other intellectual property rights (the "Collateral"), and, in particular, sell any part of the Collateral and (iii) exercise any other rights or remedies of a secured party under California law. As of the date hereof, the Company has not received any notice of default relating to the Secured Notes.

     OPERATING LOSSES; LIMITED OPERATING HISTORY; DEVELOPMENT STAGE OF COMPANY. Prior to the Merger, Peabodys CA had incurred operating losses in each quarter since its inception and has a significant accumulated deficit. Peabodys CA's operating loss for the fiscal year ended March 31, 1999 was $632,359, and its shareholders' deficit was $929,526. It is anticipated that the Company will continue to incur losses, until it is able to increase revenues sufficient to support operations. The Company had an operating loss of $389,683 in the first six months of the fiscal year ending March 31, 2000, and its shareholders' deficit was $1,233,461 at the end of that period. The Company's possible success is dependent upon the successful development and marketing of its services and products, as to which there is no assurance. Any future success that the Company might enjoy will depend upon many factors, including factors out of its control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors. These conditions may have a materially adverse effect upon the Company or may force the Company to reduce or curtail operations.

     HISTORICAL FINANCIAL STATEMENTS PROVIDED FOR PEABODYS CA. Peabodys CA retained Nicholson & Olson to audit the Company's financial statements for the fiscal year ended March 31, 1998. This audit was completed in August 1998 and the independent auditors' report (a going concern opinion) and the accompanying March 31, 1998 financial statements are included as Exhibits, in addition to the financial statements of the Company.

     The Company recently changed its fiscal year end from September 30 to March
31. The Company engaged Nicholson & Olson to audit the Company's financial statements for the fiscal year ended March 31, 1999. The auditors have issued a going concern opinion in connection with these financial statements, which are attached hereto as exhibits.

     NEED FOR ADDITIONAL CAPITAL. Additional capital will be required to effectively support the operations and to otherwise implement the Company's overall business strategy, including rapid growth in designated regions. However, there can be no assurance that financing will be available when needed on terms that are acceptable to the Company. The inability to obtain additional capital will restrict the Company's ability to grow and may reduce the Company's ability to continue to conduct business operations. If the Company is unable to obtain additional financing, it will likely be required to curtail its marketing and development plans and possibly cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing shareholders.

     RELIANCE ON MAJOR CLIENTS. Peabodys CA's two major clients - The Compass Group and Sodexho Marriot - represented 74.7% of its gross revenue for the fiscal year ended March 31, 1999. These two major clients, which are the Company's two major clients following the Merger with Peabodys CA, represented 52.6% of the Company's revenue for the two quarters ending September 30, 1999 (The Compass Group - 29.9% and Sodexho Marriot - 22.7%). Although this indicates a trend toward less reliance on major clients, it is still the case that if the Company were to lose either of these major clients, the Company would experience a material decline in revenues.

     GENERAL RISKS OF BUSINESS. The Company has formulated its business plans and strategies based on certain assumptions regarding the size of the specialty coffee markets, the Company's anticipated share of the market, and the estimated price and acceptance of the Company's products. Although these assumptions are based on the best estimates of management, there can be no assurance that the Company's assessments regarding market size, potential market share of the Company, the price at which the Company will be able to sell its products, market acceptance of the Company's products and a variety of other factors will prove to be correct.

     DEPENDENCE ON COFFEE SUPPLIER; FLUCTUATIONS IN AVAILABILITY AND COST OF GREEN COFFEE. The Company largely depends upon a third-party supplier for whole bean coffee, although the Company has no contract currently in effect with the supplier other than purchase orders placed from time to time by the Company. The Company believes that its relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. In the event such relationship terminates, the Company believes that numerous other suppliers can fulfill the Company's supply requirements. In addition, the Company's supply of coffee may be affected by fluctuations in the cost and availability of high quality whole coffee beans. Coffee supply and price are subject to volatility.

Coffee of the quality sought by the Company trades on a negotiated basis at a substantial premium above commodity coffee pricing, dependent upon supply and demand at the time of purchase. Supply and price may be affected by multiple factors including weather, politics, and economics in the producing countries. An increase in the prices of specialty coffees could have an adverse effect on the Company's profitability.

     COMPETITION. As described above, the Company competes indirectly against specialty coffee retailers (such as Starbucks, Diedrich Coffee and others), restaurant and beverage outlets that serve coffee, and directly with a growing number of espresso stands, carts, and stores in the Company's markets. The Company's coffee beverages compete directly against all other coffees on the market, including those sold in supermarkets. The specialty coffee segment is becoming increasingly competitive. The coffee industry, and particularly the Company's market of commercial and industrial locations, is dominated by large companies such as Sodexho-Marriott, The Compass Group, and ARAMARK, each of whom have significantly greater financial, marketing, distribution and management resources than the Company. Competitors with significant economic resources in both existing nonspecialty and specialty coffee businesses and companies in retail foodservice businesses could at any time enter the Company's proposed market with competitive coffee products. The Company competes against both other specialty retailers and restaurants for store sites, and there can be no assurance that management will be able to continue to secure adequate sites.

     ABILITY TO MANAGE RAPID GROWTH. The success of the Company will require rapid expansion of its business. Any such expansion could place a significant strain on the Company's resources and would require the Company to hire additional personnel to implement additional operating and financial controls and improve coordination between marketing, administration and finance functions. The Company would be required to install additional reporting and management information systems for sales monitoring, inventory control and financial reporting. There can be no assurance that the Company would be able to manage any substantial expansion of its business, and a failure to do so could have a materially adverse effect on the Company's operating results.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the continued service of Todd Tkachuk. Loss of the services of Mr. Tkachuk could have a material adverse effect on the Company's growth, revenues, and prospective business. The Company does not maintain key-man insurance on the life of Mr. Tkachuk. In addition, in order to successfully implement and manage its business plan, the Company will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business. Competition for qualified individuals is intense. There can be no assurance that the Company will be able to find, attract and retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

     LACK OF DIVIDENDS. Peabodys CA has not to date paid any dividends with respect to its shares of Common Stock and does not intend to pay dividends in the foreseeable future. Instead, the Company intends to apply any earnings to the expansion and development of its business.

     THIN MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock has been traded on the OTC Bulletin Board since November 1997. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's quarterly or annual operating results, failure to meet securities analysts' expectations, general conditions in the marketplace and the worldwide economy, developments in intellectual property rights and developments in the Company's relationships with clients and suppliers could cause the price of the Company's common stock to fluctuate, perhaps substantially.

     OTC ELIGIBILITY RULE. Recent changes to the rules of the NASD require that companies trading on the OTC Bulletin Board, such as the Company, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, in order to maintain price quotation privileges on the OTC Bulletin Board ("OTC Eligibility Rule"). The Company's failure to obtain clearance of this Form 10-SB on a timely basis has resulted in removal from the OTC Bulletin Board under the OTC Eligibility Rule, and has adversely affected the marketability of our securities. Furthermore, under the OTC Eligibility Rule, the Company will not qualify for trading privileges on the OTC Bulletin Board until the staff of the Commission notifies the staff of the NASD that there are no more comments on this Form 10-SB.

     The Company anticipates that, when this Form 10-SB is effective with no further comments from the Securities and Exchange Commission, the Company will apply for reinstatement on the OTC Bulletin Board. As a result of the effect of the OTC Eligibility Rule, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

ITEM 2.   DESCRIPTION OF PROPERTY
          (FORM 1-A  MODEL B  ITEM 7)

     The Company's principal executive offices are located at 3845 Atherton Road, Suite 9, Rocklin, California, 95765, and its telephone number is (916) 632-6090. The facility is utilized in the following manner: a) administrative offices, b) professional offices, c) storage and warehousing, and d) product development. The facility consists of approximately three thousand (3,000) square feet of office and warehouse space, leased for $ 2,480.00 per month. The lease expires in September, 2001. The Company believes that its existing facilities are adequate for its current use.

     The kiosks which the Company owns and uses for its day-to-day operations on its sites vary from site to site, but generally measure approximately 6 feet long, 3 feet deep, and 4 feet high (counter level) with related equipment and display space. Standard equipment on each kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display racks for baked goods and other non-coffee items. All kiosks are equipped with wheels for unit mobility, although at most sites the kiosk remains in the same location permanently. The cost of a kiosk, including internal plumbing, equipment, inventory and signage is approximately $30,000. The Company currently utilizes Michaelo Espresso of Seattle, Washington as its kiosk manufacturer. Turnaround time for manufacturing a complete kiosk is approximately four to six weeks. See, "Site Format and Operations" on page 12 and "Site Locations" on page 14.

ITEM 3.   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
          (FORM 1-A  MODEL B  ITEM 8)

     The following table sets forth certain information regarding the officers and directors of Peabodys:

Name                     Age       Position
--------------------------------------------------------------------------------
Barry Gibbons            53        Director
Todd N. Tkachuk          39        President, Chief Financial Officer, Secretary
                                   and Chairman of the Board of Directors
Roman Kujath             66        Director

     Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Currently there are five seats on the Company's board of directors. Two directors have recently resigned (E. Del Thachuk and William Bossung), creating two vacancies which the company has not yet filled.

     Directors serve without cash compensation and without other fixed remuneration. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

     Barry J. Gibbons became a Director and Chairman of the Board of Peabodys CA in October 1996, and became a Director and Chairman of the Board of the Company in connection with the Merger. In January of 2000, Mr.Gibbons stepped down from being Chairman of the Board, but remains a director to the Company. From January 1989 to December 1993, Mr. Gibbons served as Chief Executive Officer and Chairman of Burger King Corporation. From 1984 to 1989, Mr. Gibbons was an employee of Grand Metropolitan, the U.K.-based international food, drink and retailing group. Mr. Gibbons graduated from Liverpool University in 1969 with a degree in Economics.

     Todd N. Tkachuk was President, Chief Financial Officer, and Secretary of Peabodys CA since October 1996, and was a Director of that company since its inception. In connection with the Merger, Mr. Tkachuk became President, Chief Financial Officer, and Secretary, and a Director, of the Company. In January of 2000, Mr. Tkachuk became Chairman of the Board. Prior to his involvement with Peabodys, Mr. Tkachuk served as President of Tony's Coffee Company, a Vancouver, Canada-based specialty coffee company. From 1987 to 1991, Mr. Tkachuk served as President and CEO of Skytech Data Supply, a wholesale distributor of computer consumables and peripherals. Mr. Tkachuk holds a B.A. in Business Management from Western Washington University (1983).

     Roman Kujath has been a director of Peabodys CA since June 1998, and of the Company since the Merger. Mr. Kujath has been president of Roman M. Kujath Architects, Ltd. since 1975. Mr. Kujath has been responsible for over $1 billion worth of construction, including the $100 million Place De Ville in Ottawa for the Campeau Corporation. Mr. Kujath is a member of the Royal Architectural Institute of Canada, a past corporate member of the American Institute of Architects, a member of the Architectural Institute of British Columbia and the Alberta Association of Architects.

ITEM 4.   REMUNERATION OF DIRECTORS AND OFFICERS
          (FORM 1-A  MODEL B  ITEM 9)

(a) The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors for the fiscal year ending March 31, 1999.

Name of                        Capacities in which                Aggregate
Individual or Group            Remuneration was received          Remuneration
--------------------------------------------------------------------------------
Todd N. Tkachuk                Officer and Director               $ 57,000.00
Barry Gibbons                  Consulting Agreement               $ 40,000.00
Officers and Directors as                                         $ 97,000.00
a Group (2 persons)

(b) Mr. Tkachuk does not have an employment agreement with the company. He serves in his capacity as President, Secretary and Chief Financial Officer pursuant to his election to those positions by the board of directors.

     Mr. Gibbons, doing business as Festina, has entered into a consulting agreement with the Company, the Executive Services Agreement attached hereto as
Exhibit 10.3. The Executive Services Agreement, as amended by the Addendum to Executive Services Agreement, provides for compensation to be paid to Festina in a monthly amount of $2,000.00. The Agreement provides that it will remain in effect until terminated by either party with 90 days prior notice.

     The Company adopted its 1995 Stock Option Plan in 1995. The 1995 Plan provides for the granting of options to purchase up to 500,000 shares of common stock, and all of these options have been granted. There are no plans to amend the Plan or to grant any more options under this Plan.

     The Company adopted its 1999 Stock Option Plan in 1999. The 1999 Plan provides for the granting of options to purchase up to 500,000 shares of common stock, of which 444,000 have been granted. The Company may grant the remaining options for the purchase of 56,000 shares, but currently there are no plans to grant such options.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS (FORM 1-A MODEL B ITEM 10)

(a) Voting Securities (no other person holds or shares the power to vote the securities described below.)

NAME AND ADDRESS                                  NUMBER OF        PERCENTAGE OF
OF OWNER                       TITLE OF CLASS     SHARES OWNED     CLASS(1)
--------------------------------------------------------------------------------

Todd N. Tkachuk                Common Stock       403,769          6.1%
1717 Chelsea Way
Roseville, CA 95661

Barry Gibbons                  Common Stock       620,000          9.4%
6665 S. W. 69th Lane
Miami, FL 33143

Roman Kujath                   Common Stock       367,797          5.6%
8926 119th Street
Edmonton, Alberta
Canada T5G 1W9

All Officers and Directors     Common Stock       1,391,566        21.2%
As a Group(4 persons)
---------------------------------
     (1)  Percentage based on 6,565,477 shares of Common Stock outstanding.


(b)  The Company currently has no non-voting securities outstanding.

(c)  Options, Warrants and Rights

                           SECURITIES CALLED FOR BY           EXERCISE                    EXERCISE
NAME OF HOLDER             OPTIONS, WARRANTS AND RIGHTS       PRICE                       DATE
------------------------------------------------------------------------------------------------------
Todd N. Tkachuk            208,500 Shares of Common Stock     $0.04 (112,500 shares)      fully vested
                                                              $0.70 (96,000 shares)       fully vested

Roman Kujath               150,000 Shares of Common Stock     $0.80 (20,000 shares)       fully vested
                                                              $0.70 (60,000 shares)       fully vested
                                                              $1.00 (70,000 shares)       fully vested

Barry Gibbons              60,000 Shares of Common Stock      $0.70                       fully vested

All Officers and Dirs.     418,500 Shares of Common Stock     $0.04 (112,500 shares)
As a Group(4 persons)                                         $0.70 (216,000 shares
                                                              $0.80         ( 20,000 shares)
                                                              $1.00 ( 70,000 shares)

(d)  The Company has no parents.

ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (FORM 1-A MODEL B ITEM 11)

     The Company pays $2,000 per month to Barry J. Gibbons, doing business as Festina, for consulting services pursuant to an Executive Services Agreement. Barry J. Gibbons is also the Chairman of the Board of the Company.

     The Company has currently outstanding 302,500 options to purchase common stock under Peabody CA's 1995 Stock Option Plan, which were assumed by the Company pursuant to the Merger. Todd Tkachuk, President of the Company, has been issued 112,500 options at an exercise price of $0.04 per share, of which none have been exercised. Barry Gibbons, Chairman of the Board, has been issued 100,000 options at an exercise price of $0.04 per share, and has exercised all 100,000 options. Roman Kujath, a Director of the Company, has been issued 20,000 options at an exercise price of $0.80 per share, of which none have been exercised.

     The Company has currently outstanding 444,000 options to purchase common stock under Peabody CA's 1999 Stock Option Plan, which were assumed by the Company pursuant to the Merger. Todd Tkachuk has been issued 96,000 such options at an exercise price of $0.70 per share, none of which have been exercised. Roman Kujath has been issued 60,000 at an exercise price of $0.70 per share, none of which have been exercised. Roman Kujath holds warrants for 70,000 shares of common stock at an exercise price of $1.00 per share.

ITEM 7.   SECURITIES BEING REGISTERED
          (FORM 1-A  MODEL B  ITEM 12)

COMMON STOCK

     The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001. As of December 15, 1999, there were outstanding 6,565,477 shares of Common Stock1. Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

-----------------------------
1 Not including approximately 2,054,000 shares of Common Stock issuable upon exercise of outstanding Options and Warrants, approximately 193,421 shares of Common Stock issuable upon conversion of outstanding Promissory Notes.

     Transfer Agent and Registrar. The Company has engaged Interwest Transfer Co., Inc., located in Salt Lake City, Utah, as independent transfer agent or registrar.

PREFERRED STOCK

     The Company is not authorized to issue preferred stock.

OPTIONS

     In connection with the Plan and Agreement of Reorganization, by and between the Company and Peabodys CA, dated March 12, 1999 (the "Agreement"), and the Merger following the Agreement in which the Company was the surviving company and Peabodys CA was the disappearing company, the Company assumed all rights and obligations with respect to stock options issued by Peabodys CA. Such options had been issued under Peabody CA's 1995 Stock Option Plan, and 1999 Stock Option Plan, as well as non-plan option agreements.

     There are currently outstanding options to purchase 1,344,000 shares of the Company's common stock consisting of the following: (i) 302,500 options granted under Peabodys CA's 1995 Stock Option Plan; (ii) 444,000 options granted under Peabodys CA's 1999 Stock Option Plan; (iii) 500,000 options granted by the Company pursuant to a board resolution dated November 1, 1999; and (iv) 97,500 pursuant to other non-plan option agreements, which were originally entered into by Peabodys CA, and were assumed by the Company in connection with the Agreement and the Merger.

WARRANTS

     Pursuant to the Agreement and the Merger, the Company assumed all rights and obligations with respect to outstanding warrants of Peabodys CA. There are currently outstanding warrants for the purchase of 710,000 shares of the Company's common stock.

CONVERTIBLE SECURITIES

     Pursuant to the Agreement and the Merger, the Company assumed all rights and obligations with respect to outstanding promissory notes, originally issued by Peabodys CA in connection with an earlier financing, which are convertible into common stock of the Company. There are currently outstanding convertible promissory notes which can be converted into 193,421 shares of the Company's common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     The Common Stock is traded in the over-the-counter market with quotations carried on the National Association of Securities Dealers, Inc's "OTC Bulletin Board" under the trading symbol "PBDY." Prior to the Merger of Peabodys CA into the Company, and the associated amendment of the Articles of Incorporation to change the Company's name, the Company was called Mine-A-Max Corporation, and traded under the symbol "MAMX" and, for a brief period, "MAMXD." The transfer agent and registrar for the Company is Interwest Transfer Company, Inc., located in Salt Lake City, Utah.

     The following table sets forth for the periods indicated the high and low bid prices for shares of the Company's common stock as reported on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                      Sales Price (1)
                                      ---------------

                                   High              Low
                                   ----              ---

          1997
     Fourth Quarter(2)             0.5               0.15625

          1998
     First Quarter                 0.1875            0.04
     Second Quarter                0.1875            0.03125
     Third Quarter                 0.125             0.03
     Fourth Quarter                0.06              0.02

          1999(3)
     First Quarter                 3.125(4)          0.020
     Second Quarter                3.375             1.000
     Third Quarter                 1.7188            0.531

     (1) The source for data used in this chart is and OTC Quote Summary Report provided by NASDAQ Trading and Marketing Services.

     (2) The Company began trading on the OTC Bulletin Board in approximately November of 1997.

     (3) The Company's trading symbol during 1997 and 1998 was MAMX. In the first quarter of 1999 the Company changed its trading symbol to PBDY.

     (4) On February 26, 1999 the Company effected a 100 to 1 reverse stock split of its outstanding shares.

     The Company's Common Stock is not listed on an exchange or NASDAQ, but is currently traded in the over-the-counter market with price quotes listed on the OTC Bulletin Board of the National Association of Securities Dealers, Inc ("NASD"). Accordingly, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of the common stock.

     Recent changes to the rules of the NASD require that companies trading on the OTC Bulletin Board, such as the Company, must be reporting issuers under
Section 12 of the Securities Exchange Act of 1934, as amended, in order to maintain price quotation privileges on the OTC Bulletin Board ("OTC Eligibility Rule"). The Company's failure to obtain clearance of this Form 10-SB on a timely basis has resulted in removal from the OTC Bulletin Board under the OTC
Eligibility Rule, and has adversely affected the marketability of our securities. Furthermore, under the OTC Eligibility Rule, the Company will not qualify for trading privileges on the OTC Bulletin Board until the staff of the Commission notifies the staff of the NASD that there are no more comments on this Form 10-SB.

     The Company anticipates that, when this Form 10-SB is effective with no further comments from the Securities and Exchange Commission, the Company will apply for reinstatement on the OTC Bulletin Board. As a result of the effect of the OTC Eligibility Rule, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

HOLDERS

     There are approximately 477 holders of the Company's common stock, which is the only class of stock currently outstanding.

DIVIDENDS

     The Company has not paid any cash dividends on its common or preferred stock and we do not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. We may issue shares of common stock and preferred stock in private or public offerings to obtain financing, capital or to acquire other businesses that can improve our performance and growth. Issuance and or sales of substantial amounts of common stock could adversely affect prevailing market prices of our common stock through dilution.

ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company's principal accountant is Nicholson & Olson, LLP of Roseville, California. There have been no disagreements between the Company's management and the Company's accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     In September of 1997 the Company issued 3,000,000 shares of its common stock, at a price of $0.01 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act of 1933, as amended.

     In September of 1997 the Company issued 4,500,000 shares of its common stock, at a price of $0.001 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     In July of 1998 the Company issued 2,500,000 shares of its common stock, in exchange for the retirement of promissory notes with principal amounts totaling $70,000, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     In January of 1999 the Company issued 350,000 shares of its common stock, at a price of $0.20 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     On March 1, 1999 the Company issued 150,000 shares of its common stock, at a price of $0.15 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended

     Pursuant to the share exchange and the Merger, in accordance with the Plan and Agreement of Reorganization, by and between the Company and Peabodys CA, dated March 12, 1999, the Company issued 5,829,871 shares of its common stock, in exchange for shares of Peabodys CA common stock on a one-for-one basis, in an offering exempt under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act, as amended.

     Between March 15, 1999 and June 24, 1999 the Company issued 131,000 shares of its common stock, at a price of $1.00 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended.

     On September 17, 1999, the Company issued 350,000 shares of its common stock, at a price of $0.10 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended.

     On November 1, 1999, the Company granted options for the purchase of 500,000 shares of its common stock, with an exercise price of $0.50 per share, pursuant to a resolution of the board of directors, under Section 4(2) of the Securities Act, as amended.

     On or about January 15, 2000, the Company issued 750,000 shares of its common stock for a total purchase price of $300,000, in an offering exempt under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act, as amended.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws contain no provisions regarding indemnification of directors.

     Nevada law permits the corporation to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the corporation. The Company's bylaws contain no provisions regarding the advance of such funds.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              PEABODYS COFFEE, INC.
                           (A CALIFORNIA CORPORATION)

                          ----------------------------


                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                              FINANCIAL STATEMENTS


                                   YEAR ENDED
                                 MARCH 31, 1999

                                TABLE OF CONTENTS


INDEPENDENT AUDITOR'S REPORT...................................................1

FINANCIAL STATEMENTS

     Balance Sheet.............................................................2

     Statement of Loss and Accumulated Deficit.................................3

     Statement of Cash Flows...................................................4

     Notes to Financial Statements..........................................5-16

                                                                       NICHOLSON
                                                                         & OLSON
                          INDEPENDENT AUDITOR'S REPORT

                                                   LIMITED LIABILITY PARTNERSHIP
                                                   -----------------------------
                                                    CERTIFIED PUBLIC ACCOUNTANTS
                                                   729 Sunrise Avenue, Suite 303
                                                     Roseville, California 95661
                                                                  (916) 786-7997
To the Board of Directors and
Shareholders of Peabodys Coffee, Inc.

We have audited the accompanying balance sheet of Peabodys Coffee, Inc. (a California corporation) as of March 31, 1999, and the related statements of loss, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peabodys Coffee, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Nicholson & Olson
Certified Public Accountants
Roseville, California
December 19, 1999

                              PEABODYS COFFEE, INC.
                                  BALANCE SHEET
                                 MARCH 31, 1999

ASSETS

Current Assets
   Cash                                                             $     4,774
   Other receivables                                                     18,198
   Inventories                                                           41,191
   Prepaid expenses                                                       9,041
                                                                    -----------
                                                                         73,204

Property and equipment (net)                                            423,375
Deposits and other assets                                                57,976
                                                                    -----------

         Total Assets                                               $   554,555
                                                                    ===========
LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                                   $    24,238
   Accounts payable                                                     724,944
   Accrued expenses                                                     339,930
   Capital lease obligations                                              5,487
   Short-term borrowings                                                 17,482
   Bridge note financing                                                372,000
                                                                    -----------

         Total liabilities                                            1,484,081
                                                                    -----------
Shareholders' Deficit
   Common stock - 35,000,000 shares authorized,
   5,829,871 shares issued and outstanding, $.001 par value           2,350,202

   Accumulated deficit                                               (3,279,728)
                                                                    -----------

         Total shareholders' deficit                                   (929,526)
                                                                    -----------

         Total Liabilities and Shareholders' Deficit                $   554,555
                                                                    ===========

See accompanying notes to financial statements

                              PEABODYS COFFEE, INC.
                    STATEMENT OF LOSS AND ACCUMULATED DEFICIT
                            YEAR ENDED MARCH 31, 1999


Sales                                                               $ 1,794,838

Cost of Sales                                                           685,176
                                                                    -----------

   Gross Profit                                                       1,109,662

Operating expenses
   Employee compensation and benefits                                   929,879
   General and administrative expenses                                  257,659
   Occupancy                                                            303,101
   Director and professional fees                                       110,325
   Depreciation                                                         101,057
   Settlement costs and other fees                                       40,000
                                                                    -----------
                                                                      1,742,021

   Operating Loss                                                      (632,359)

Interest expense                                                       (105,727)
                                                                    -----------

   Net Loss                                                            (738,086)


Accumulated Deficit, beginning of year                               (2,541,642)
                                                                    -----------

Accumulated Deficit, end of year                                    $(3,279,728)
                                                                    ===========

See accompanying notes to financial statements

                              PEABODYS COFFEE, INC.
                             STATEMENT OF CASH FLOWS
                            YEAR ENDED MARCH 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                     $(738,086)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation  and  amortization                                      101,057
Cash (used) provided by changes in
  operating assets and liabilities:
   Increase in receivables                                               (7,723)
   Increase in inventories                                               (1,078)
   Decrease in prepaid expenses                                           1,838
   Decrease in accounts payable                                        (106,176)
   Increase in accrued expenses                                          41,237
                                                                      ---------
         Net cash used by operating activities                         (708,931)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                     (37,792)
Additions to deposits and other assets                                   (3,404)
                                                                      ---------
         Net cash used by investing activities                          (41,196)

CASH FLOWS FROM FINANCING ACTIVITIES

Principal reductions of notes payable                                   (78,312)
Net proceeds from sale of stock                                         830,257
Payments on capital lease obligations                                    (5,069)
                                                                      ---------
         Net cash provided by financing activities                      746,876

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  $  (3,251)

CASH AND CASH EQUIVALENTS
Beginning of year                                                       (16,213)
                                                                      ---------
End of year                                                           $ (19,464)
                                                                      =========

See accompanying notes to financial statements

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------
Peabodys Coffee (the "Company") owns and operates retail espresso coffee bar kiosks in a variety of corporate and institutional locations throughout California and Nevada. The Company has gained access to this segment of the specialty coffee market by contracting with existing food service providers such as Marriott, Aramark, and Eurest Dining Services (formerly Canteen). The Company's product offerings include: high quality coffee and espresso beverages, fruit smoothies, pastries, accompaniments, and coffee related accessories.

Estimates and Assumptions
-------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment
----------------------
Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

Income Taxes
------------
The company has incurred net operating losses from its inception. The tax benefit from the loss carryforward has been fully offset by a valuation reserve because use of the future tax benefit is undeterminable at this time since the Company has suffered recurring losses from operations, has a recurring net capital deficiency, and is currently issuing stock.

Inventory
---------
Inventories are stated at the lower of cost (first-in, first-out method) or market.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated Absences
--------------------

Employees of the Company are entitled to paid vacation depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the time period April 1, 1998 through June 29, 1998, the Company purchased $30,088 of coffee beans from a supplier, Terranova Roasting Co. Inc., whose president, Stan Alfonso, was also a board director during the stated time period. These purchases represented 100% of the total coffee beans purchased for the time period. At June 29, 1998, $21,797 of purchases was accrued in accounts payable.

A member of the Company's Board of Directors provided management and other services to the Company on various business issues. Fees paid for such services by the Company during the year ended March 31, 1999, were $3,500 monthly. At year-end, $19,821 was accrued in accounts payable.

A member of the Company's Board of Directors elected on March 8,1999 to convert $43,000 of loans made to the Company into 61,429 shares of common stock at $0.70 per share. On March 9, 1999, the member elected to convert his shares of Series B preferred stock into 100,000 shares of common stock.

On May 29,1998, a member of the Company's Board of Directors purchased 75,000 shares of common stock at the purchase price of $.40 per share. In addition, the director was granted an option to purchase 150,000 shares of common stock. On March 4, 1999 the director elected to convert $5,000 of loans made to the Company into 7,143 shares of common stock at $0.70 per share.

In February 1999, the Company issued 444,000 shares of common stock at an option price of $0.70 per share to various members of Peabody's management.

On March 4, 1999, a member of the Board converted $105,000 of accrued fees and loans made to the Company into 150,000 shares of common stock at $0.70 per share.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

As of March 31, 1999 the Company owed to its President $14,625 in accrued wages. Additionally, there was an amount of $11,042 owed to the Company by its employees.

NOTE 3 - GOING CONCERN

These statements are presented on the basis that the Company is an on-going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statements show a loss from the results of operations of $632,359, that the Company has a shareholders' deficit of $929,526, and current liabilities exceed current assets by $1,410,877. Without an infusion of additional capital, the Company's ability to continue operations is doubtful.

Management's Plan
-----------------

The Board and management acknowledge the issues raised as to the future of the Company, and have instituted a three point remedial plan. First, the Company intends to acquire the assets of a coffee bean roasting company through stock issue, which would ultimately reduce the cost of goods sold. Second, the Company intends to undertake a program to induce debt holders to convert debt into equity and/or discounted amounts. Third, the Company believes that filing as a "Reporting Company" will facilitate both investment needs and create opportunities.

NOTE 4 - INVENTORIES

At March 31, 1999, inventories were comprised of the following:

          Coffee                                            $   12,340
          Other merchandise held for sale                       15,364
          Packaging and other supplies                          13,487
                                                            ----------
                                                            $   41,191
                                                            ==========

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 5 - SUBSEQUENT EVENTS

In March 1999, the Company initiated a private placement stock offering which resulted in the issuance of 131,000 shares of common stock at $1 per share.

In April 1999, the Company purchased the assets of a coffee company in San Diego, California, an unrelated party, for $120,000 and 2,500 shares of common stock of the Company. As of December 19, 1999, the seller was owed $15,000 of the purchase price. The purchase price has been allocated to the acquired assets on the basis of their estimated fair value on the date of acquisition. The fair value of the assets acquired is summarized as follows:

          Inventory                                         $    5,125
          Carts and kiosks                                      75,235
          Intangibles                                           39,640
                                                            ----------
                                                            $  120,000
                                                            ==========

On June 30, 1999, Mine-A-Max Corporation, a public shell corporation, acquired 88% of the outstanding stock of Peabodys Coffee, Inc., at which time Peabodys was merged into Mine-A Max. Twelve percent of Peabodys California shareholders have dissenter rights, which could be exercised. For accounting purposes the acquisition will be treated as a recapitalization of Peabodys, with Peabodys as the acquirer (reverse acquisition). Proforma statements are not provided given the merger is to be considered a reverse acquisition and not a business combination. Subsequent to the merger, Peabodys stockholders own 95.82% of the recapitalized company. The pre-merger balance sheet of Mine-A-Max at June 30, 1999 was as follows:

          Cash                                                   $     157
          Accounts payable                                          (4,041)
          Due to officers                                          (18,838)
          Common Stock par
            (authorized 50,000,000, issued 254,606 at $0.01)          (128)
          Paid in capital                                         (319,502)
          Accumulated Deficit                                      342,352

In August 1999, the Company initiated a private placement stock offering, which resulted in the issuance of 350,000 shares of common stock at $0.10 per share.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 6 - PROPERTY AND EQUIPMENT

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At March 31, 1999, property and equipment were comprised of the following:

Kiosk carts                                            $ 220,773
Kiosk equipment                                          202,527
Equipment and furniture                                  181,459
Signage                                                   32,650
Site improvements                                         50,624
                                                       ---------
                                                         688,033
Less: accumulated depreciation                          (264,658)
                                                       ---------
                                                       $ 423,375
                                                       =========

NOTE 7 - ACCOUNTS PAYABLE

Of the $724,944 in accounts payable at year-end, approximately 68% is due over 90 days.

NOTE 8 - ACCRUED EXPENSES

At March 31, 1999, accrued expenses comprised the following:

Accrued interest on Bridge note financing              $  198,043
Accrued wages                                              97,727
Estimated use tax                                          29,959
Other                                                      14,201
                                                       ----------
                                                       $  339,930
                                                       ==========

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 9 - CAPITAL LEASE OBLIGATIONS

The Company leases certain office equipment under agreements classified as capital leases, with original terms ranging from three to four years. Assets recorded under capital leases are included in Property and Equipment.

Minimum future payments under non-cancelable lease obligations at March 31, 1999 are as follows:

                  Fiscal Year ending:
                  ------------------
                         2000                    $   5,487

NOTE 10 -SHORT-TERM BORROWINGS

The Company borrowed funds to provide capital requirements on a short-term basis. These working capital loans are unsecured, non-interest bearing, and had a March 31, 1999 balance of $17,481.


NOTE 11 - LEASE INFORMATION

The Company entered into a lease agreement on August 25, 1999 for office facilities through October 2001. Total future minimum lease payments are as follows:

                  Fiscal Year Ending:
                  ------------------
                         2000                    $  30,486
                         2001                       32,424
                         2002                       19,621

NOTE 12 - BRIDGE NOTE FINANCING (DUE AND PAYABLE ON DECEMBER 31,1998)

In May 1996, the Company issued "units" consisting of secured convertible promissory notes and warrants to purchase the Company's common stock. The offering closed August 1996 with $760,000 of notes and warrants sold. At March 31, 1999, $390,000 of principal notes had been converted to common stock, with an outstanding principal balance of $372,000.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 12 - BRIDGE NOTE FINANCING (DUE AND PAYABLE ON DECEMBER 31,1998 -
          CONTINUED)

In addition, the Company is obligated to make quarterly interest payments on the principal balance outstanding, at nine percent (9%) per annum and to repay such principal balance in full on December 31, 1998. As of March 31, 1999, the Company is approximately $198,043 in arrears on interest payments relating to the Secured Notes (such arrears are increasing at the rate of approximately $4,600 per month) and repaid $5,000 of the outstanding principal balance in the year just ended. Under the terms of the Security Agreement relating to the Secured Notes, a noteholder has the right to: (a) declare all principal and interest immediately due and owing, (b) exercise its rights and remedies under the California Commercial Code as a secured creditor having a security interest in the collateral, which includes, but is not limited to equipment, inventory, accounts, trademarks, and tradenames and other intellectual property rights (the "Collateral"), and, in particular, sell, any part of the Collateral, and (c) exercise any other rights or remedies of a secured party under California Law. As of March 31, 1999, the Company has not received any notice of default relating to the Secured Notes.

In April 1999, $4,500 of principal notes was converted to common stock leaving a principal balance due of $367,500.

NOTE 13 - SHAREHOLDERS' DEFICIT

COMMON STOCK
On August 18,1998, the board of directors approved and the common stockholders consented to a one-for-two reverse split of the Company's issued and outstanding common stock. All common stock data has been restated to give effect to this reverse stock split.

The Company is authorized to issue up to 35,000,000 shares of common stock, par value, $.001. As of March 31, 1999 there were 5,829,871 shares of common stock outstanding. Common stock transactions for the year ending March 31, 1999 were as follows:

     In May 1998, the Company issued a total of 12,500 shares of common stock in consideration for services rendered (stock issuance costs) totaling $5,000.

     In May of 1998, in accordance with the terms of a settlement agreement 819,500 shares of common stock were canceled.

     In June 1998, in conjunction with the exercise of bridge note warrants that were granted in 1995 and 1996, bridge financing notes with a principal of $126,500 were converted to 230,000 shares of common stock.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 13 - SHAREHOLDERS' DEFICIT (CONTINUED)

COMMON STOCK - CONTINUED
     In July and December 1998, the Company issued a total of 100,000 shares of common stock for proceeds of $3,040. The stock was issued in connection with the exercise of stock options held by a director of the Company that were granted in 1996.

     In July 1998, the Company issued 30,000 shares of common stock for proceeds of $600. The stock was issued in connection with the exercise of warrants held by a previous lender to the Company that were granted in 1995.

     In October 1998, to comply with the securities law of the state of New York, a total of 5,000 shares of common stock were canceled and rescinded. Previously received proceeds totaling $5,000 were repaid.

     In November 1998, the Company completed a Regulation D504 offering of 925,000 shares of common stock for proceeds of $764,367, net of $145,233 in stock issuance costs.

     In March 1999, certain board members and creditors of the Company agreed to convert certain notes payable and accounts payable into shares of common stock. Notes and accounts payable totaling $232,100 were converted to 331,572 shares of common stock.

As of March 31, 1999 Peabodys had not paid any dividends with respect to its shares of common stock.

Transaction costs are recorded as a reduction to capital raised by the Company.

PREFERRED STOCK
The Company is authorized to issue 15,000,000 shares of preferred stock, par value $.001. In May 1998, the Company issued 162,500 shares of Series B preferred stock for $65,000 cash. In March 1999, those holders of Series B preferred stock elected to convert all preferred stock to shares of common stock. There were no shares of Series A or B preferred stock outstanding at March 31, 1999.

In the event the Company issues Series A Preferred Stock, Series A Preferred stockholders will be entitled to a liquidation preference of $1.73 per share, voting rights equal to the number of shares of common stock the holder would receive on conversion and a preemptive right to maintain ownership, with certain conditions. The Series A Preferred stockholders are not entitled to any dividend preference, and share proportionally with the holders of common stock and Series B Preferred, any dividend that may be issued.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 13 - SHAREHOLDERS' DEFICIT (CONCLUDED)

PREFERRED STOCK (CONTINUED)
The Series A Preferred Stock are convertible into shares of common stock, at the option of the holder, on a one-for one basis, unless adjusted pursuant to standard antidilution provisions. The Series A and B are identical except that Series B stockholders are entitled to a liquidation preference of $0.40 per share and have no preemptive rights.

NOTE 14 - STOCK OPTION PLANS

Executives and other key employees have been granted options to purchase common shares, up to an aggregate of 500,000 shares, of the Company's stock under the 1995 Stock Option Plan (the Plan), which was adopted in 1995. In accordance with the terms of the Plan, the option's maximum term is ten years. Options granted vest ratably over various time periods. If an option granted under the 1995 Plan expires or terminates, the shares subject to any unexercised portion of that option will again become available for the issuance of further options under the applicable plan. The Board or committee designated by the Board is empowered to determine the terms and conditions of each option granted under the 1995 Plan. The exercise price for any option cannot be less than the fair market value of the common stock on the date of the grant (110% if granted to an employee who owns 10% or more of the common stock), and the exercise price of a non-statutory option cannot be less than 85% of the fair market value of the common stock on the grant date. As of March 31, 1999, options to purchase 500,000 shares of common stock have been granted under the 1995 Plan at an exercise price ranging from $0.04 to $0.80 per share.

The Board of Directors of the Company has adopted and approved the 1999 Stock Option Plan, pursuant to which options to purchase up to an aggregate of 500,000 shares of the Company's common stock can be granted to officers, directors, employees, consultants, vendors, customers, and others expected to provide significant services to the Company or its subsidiaries. If an option under the 1999 Plan expires or terminates, the shares subject to any unexercised portion of that option will again become available for the issuance of further options under the plan. The plan will terminate on February 8, 2009, and no more options may be granted under the 1999 Plan once it has been terminated. The Board or designated committee is empowered to determine the terms and conditions of each option granted under the 1999 Plan. The exercise price for any option cannot be less than the fair market value of the common stock on the date of the grant (110% if granted to an employee who owns 10% or more of the common stock), and the exercise price of a non-statutory option cannot be less than 85% of the fair market value of the common stock on the date of grant. As of March 31, 1999, options to purchase 444,000 shares of common stock have been granted under the 1999 Plan at an exercise price of $0.70 per share.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 14 - STOCK OPTION PLANS (CONTINUED)

In accordance with the provisions of SFAS 123, the Company applies APB 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation costs. If the Company had elected to recognize compensation costs based on the fair value of the options at grant date the Company's net income would not have changed for the year ended March 31, 1999.

The fair value of each option grant is estimated on the grant date to have no current value, based upon the facts that the options are restricted, not transferable nor assignable, and the current financial position of the Company.

An additional 72,500 options were issued during the year ended March 31,1999 to various individuals who provided significant services to the Company. These options were not issued in conjunction with either stock option plan.

Options exercised under the 1995 Plan during the year ended March 31, 1999 totaled 100,000 shares at $0.04 per share.

A summary of the status of the Company's employee stock option plans as of March 31, 1999, and changes during the year, is presented below:

                                                                   Shares
                                                                  --------
     Outstanding at beginning of year (restated)                   427,500
     Granted                                                       516,500
     Exercised                                                    (100,000)
                                                                  --------
     Outstanding at end of year                                    844,000

NOTE 15 - WARRANTS

A summary of the status of the Company's warrants as of March 31, 1999 and changes during the year is presented below:
                                                                   Shares
                                                                  --------
     Outstanding at beginning of year (restated)                   460,000
     Granted                                                       467,500
     Exercised                                                    (260,000)
                                                                  --------
     Outstanding at end of year                                    667,500

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 16 - RISKS AND UNCERTAINTIES

The Company largely depends upon a third party supplier for the supply of its whole bean coffee. The Company believes that its relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. While the Company seeks to carefully anticipate its coffee needs, there can be no assurance that supplies and prices will not be affected by political and social events, the weather in the coffee growing regions of the world, unexpected demand or other market forces. Green coffee is an international agriculture commodity product subject to considerable price fluctuations. The Company's ability to raise sales prices in response to rising coffee prices may be limited and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company's success depends to a significant extent upon the continued service of its President. Loss of the services of the President could have a material adverse effect on the Company's growth, revenues, and prospective business. The Company does not maintain key-man life insurance on the President. In addition, in order to successfully implement and manage its business plan, the Company will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business activities. Competition for qualified individuals is intense. There can be no assurance that the Company will be able to find, attract and retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

The success of the Company will require rapid expansion of its business. Any such expansion could place a significant strain on the Company's resources and would require the Company to hire additional personnel, implement additional operating and financial controls and to improve coordination between marketing, administration and finance functions. The Company would be required to install additional reporting and management information systems for sales and inventory monitoring. There can be no assurance that the Company would be able to manage any substantial portion of its business, and a failure to do so could have a materially adverse effect on the Company's operating results.

The Company has a registered service mark for its rhinoceros logo. The Company is aware of another entity in North Carolina that is utilizing the name "Peabodys" in the coffee industry. The North Carolina entity has received a federal trademark registration of the name "Peabodys". While the Company believes that it has the right to use the name "Peabodys", if it were determined that the Company were not able to continue utilizing the name "Peabodys", it would have a material adverse effect on the Company and the Company would have to re-establish any lost goodwill and name recognition.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 17 - CONCENTRATIONS

As mentioned above, for the year ended March 31, 1999, the Company purchases 100% of its coffee bean inventory from one supplier. The Company believes that the relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. In the event such relationship terminates, the Company believes that numerous other suppliers can fulfill the Company's inventory requirements.

In addition, at March 31, 1999 the Company had twenty-three kiosks in a variety of locations throughout California and Nevada. The Company had contracted eleven of these locations with Sodexho-Mariott, three contracts with Aramark, and five contracts with Eurest Dining Services (formerly Canteen). Peabodys competes indirectly against specialty retailers, restaurants and beverage outlets that serve coffee, and directly, with a growing number of espresso stands, carts, and stores in Northern America metropolitan markets. The specialty coffee segment is becoming increasingly competitive. Competitors with significant economic resources in both existing nonspecialty and specialty coffee businesses could at any time enter the Company's proposed market with competitive coffee products. There can be no assurance that management will be able to continue to secure and maintain these retail sites.

The Company's officers and directors own approximately 30% of the outstanding shares of Common Stock. The Company's dividend policy, as well as other major decisions such as wages, acquisitions and financing by the Company will be significantly influenced and controlled by such officers and directors.

                              PEABODYS COFFEE, INC.
                             (A NEVADA CORPORATION)

                              --------------------


                                     INTERIM
                              FINANCIAL STATEMENTS
                                    UNAUDITED


                               THREE MONTHS ENDED
                             JUNE 30, 1999 AND 1998

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

     Balance Sheets............................................................1

     Statements of Loss and Accumulated Deficit................................2

     Statement of Cash Flows...................................................3

     Notes to Financial Statements...........................................4-5

                              PEABODYS COFFEE, INC.
                                 BALANCE SHEETS
                             JUNE 30, 1999 AND 1998
                                    UNAUDITED


ASSETS
                                                             1999             1998
                                                         -----------      -----------
Current Assets
   Other receivables                                     $    30,056      $    11,764
   Inventories                                                54,285           41,215
   Prepaid expenses                                            6,339            8,838
                                                         -----------      -----------
                                                              90,680           61,817

Property and equipment (net)                                 517,873          485,198
Deposits and other assets                                    331,541          127,930
                                                         -----------      -----------

         Total Assets                                    $   940,094      $   674,945
                                                         ===========      ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                        $   121,296      $    18,262
   Accounts payable                                          789,814          860,420
   Accrued expenses                                          384,818          312,870
   Capital lease obligations                                   4,122            9,420
   Short-term borrowings                                     116,880           77,894
   Bridge note financing                                     367,500          451,500
                                                         -----------      -----------

         Total liabilities                                 1,784,430        1,730,366
                                                         -----------      -----------
Shareholders' Deficit
   Common stock - 50,000,000 shares
     authorized, 6,215,477 shares issued
     and outstanding, $.001 par value                      2,694,918        1,350,800
   Preferred Stock - 15,000,000 shares
     authorized, 625,000 issued and
     outstanding, $.001 par value                                 --          250,000
   Additional paid-in-capital                                319,502               --
   Accumulated deficit                                    (3,858,756)      (2,656,221)
                                                         -----------      -----------

         Total shareholders' deficit                        (844,336)      (1,055,421)
                                                         -----------      -----------

         Total Liabilities and Shareholders' Deficit     $   940,094      $   674,945
                                                         ===========      ===========

                              PEABODYS COFFEE, INC.
                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
                    THREE MONTHS ENDED JUNE 30, 1999 AND 1998
                                    UNAUDITED

                                                       1999             1998
                                                   -----------      -----------

Sales                                              $   571,217      $   414,378

Cost of Sales                                          237,227          158,912
                                                   -----------      -----------

   Gross Profit                                        333,990          255,466

Operating expenses
   Employee compensation and benefits                  303,251          206,597
   General and administrative expenses                  79,253           47,437
   Occupancy                                            85,545           68,574
   Director and professional fees                       60,314           25,097
   Depreciation                                         24,751           23,818
   Settlement costs and other fees                          --               --
                                                   -----------      -----------
                                                       553,114          371,523
                                                   -----------      -----------

   Operating Loss                                     (219,124)        (116,057)

Interest expense                                       (19,131)         (17,517)
                                                   -----------      -----------

   Net Loss                                           (238,255)        (133,574)

Accumulated Deficit, beginning of period            (3,620,501)      (2,522,647)
                                                   -----------      -----------

Accumulated Deficit, end of period                 $(3,858,756)     $(2,656,221)
                                                   ===========      ===========

                              PEABODYS COFFEE, INC.
                             STATEMENT OF CASH FLOWS
                        THREE MONTHS ENDED JUNE 30, 1999
                                    UNAUDITED

                                                                         1999
                                                                     ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                    $ (238,255)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation and amortization                                         24,751
Cash (used) provided by changes in operating
assets and liabilities:
   Decrease in receivables                                              (11,858)
   Decrease in inventories                                              (13,094)
   Increase in prepaid expenses                                           2,702
   Decrease in accounts payable                                          64,870
   Increase in accrued expenses                                          44,888
                                                                     ----------
         Net cash used by operating activities                         (125,996)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                    (119,249)
Additions to deposits and other assets                                  (42,147)
                                                                     ----------
         Net cash used by investing activities                         (161,396)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings                                      73,627
Net proceeds from sale of stock                                         113,298
Payments on capital lease obligations                                    (1,365)
                                                                     ----------
         Net cash provided by financing activities                      185,560

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT                    (101,832)

CASH AND CASH EQUIVALENTS
Beginning of period                                                     (19,464)
                                                                     ----------
End of period                                                        $ (121,296)
                                                                     ==========

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                    UNAUDITED


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments of a normal and recurring nature which were considered necessary for a fair presentation of these financial statements have been included. It is suggested that these statements are read in conjunction with the financial statements and footnotes thereto included in the annual report of the Company on Form 10-KSB for the year ended March 31, 1999. The results of operations for the period ended June 30, 1999, may not necessarily be indicative of the operating results for the entire fiscal year.

NOTE 2 - GOING CONCERN

The Company has suffered recurring operating losses and, at June 30, 1999, had a net deficiency in assets. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

Several steps have been taken by the Company in attempt to increase working capital and improve profitability. In March of 1999, the Company entered into a "best efforts" agreement with a broker/dealer with the intent of conducting an offering of securities with anticipated net proceeds of $564,000. Additionally, the Company continued to solicit its noteholders to convert their debt to equity securities of the Company. The Company also continued with its expansion in an effort to offset SG&A overhead by acquiring the assets of Northern Lights Coffee Company of San Diego in April of 1999.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                    UNAUDITED


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At June 30, 1999, property and equipment were comprised of the following:

Kiosk carts                                               $    1,170
Kiosk equipment                                              500,403
Equipment and furniture                                      205,263
Signage                                                       37,452
Site improvements                                             62,993
                                                          ----------
                                                             807,281
Less: accumulated depreciation                              (289,408)
                                                          ----------
                                                          $  517,873
                                                          ==========

                              PEABODYS COFFEE, INC.
                             (A NEVADA CORPORATION)

                              --------------------


                                     INTERIM
                              FINANCIAL STATEMENTS
                                    UNAUDITED


                                SIX MONTHS ENDED
                           SEPTEMBER 30, 1999 AND 1998

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

     Balance Sheets............................................................1

     Statements of Loss and Accumulated Deficit................................2

     Statement of Cash Flows...................................................3

     Notes to Financial Statements...........................................4-5

                              PEABODYS COFFEE, INC.
                                 BALANCE SHEETS
                           SEPTEMBER 30, 1999 AND 1998
                                    UNAUDITED

ASSETS
                                                             1999             1998
                                                         -----------      -----------
Current Assets
   Cash                                                  $        --      $   114,783
   Other receivables                                          25,862            9,938
   Inventories                                                52,610           42,881
   Prepaid expenses                                           10,203            9,716
                                                         -----------      -----------
                                                              88,675          177,318

Property and equipment (net)                                 506,767          470,066
Deposits and other assets                                    108,764          173,019
                                                         -----------      -----------

         Total Assets                                    $   704,206      $   820,403
                                                         ===========      ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                        $   150,640      $        --
   Accounts payable                                          806,940          837,746
   Accrued expenses                                          437,920          338,705
   Capital lease obligations                                   3,037            8,230
   Short-term borrowings                                     171,630           97,894
   Bridge note financing                                     367,500          451,500
                                                         -----------      -----------

         Total liabilities                                 1,937,667        1,734,075
                                                         -----------      -----------
Shareholders' Deficit
   Common stock - 50,000,000 shares
     authorized, 6,565,477 shares issued
     and outstanding, $.001 par value                      2,498,500        1,622,150
   Preferred Stock - 15,000,000 shares
     authorized, 625,000 issued and
     outstanding, $.001 par value                                 --          250,000
   Additional paid-in-capital                                319,502               --
   Accumulated deficit                                    (4,051,463)      (2,785,822)
                                                         -----------      -----------

         Total shareholders' deficit                      (1,233,461)        (913,672)
                                                         -----------      -----------

         Total Liabilities and Shareholders' Deficit     $   704,206      $   820,403
                                                         ===========      ===========

                              PEABODYS COFFEE, INC.
                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
                  SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                    UNAUDITED


                                                       1999             1998
                                                   -----------      -----------

Sales                                              $ 1,054,785      $   831,389

Cost of Sales                                          429,601          307,473
                                                   -----------      -----------

   Gross Profit                                        625,184          523,916

Operating expenses
   Employee compensation and benefits                  576,420          417,991
   General and administrative expenses                 148,724           91,488
   Occupancy                                           152,472          137,850
   Director and professional fees                       87,748           57,857
   Depreciation                                         49,503           47,636
   Settlement costs and other fees                          --               --
                                                   -----------      -----------
                                                     1,014,867          752,822
                                                   -----------      -----------

   Operating Loss                                     (389,683)        (228,906)

Interest expense                                       (41,279)         (34,268)
                                                   -----------      -----------

   Net Loss                                           (430,962)        (263,174)

Accumulated Deficit, beginning of period            (3,620,501)      (2,522,648)
                                                   -----------      -----------

Accumulated Deficit, end of period                 $(4,051,463)     $(2,785,822)
                                                   ===========      ===========

                              PEABODYS COFFEE, INC.
                             STATEMENT OF CASH FLOWS
                       SIX MONTHS ENDED SEPTEMBER 30, 1999
                                    UNAUDITED

                                                                        1999
                                                                     ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                    $ (430,962)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation and amortization                                         49,503
Cash (used) provided by changes in operating
assets and liabilities:
   Increase in receivables                                               (7,664)
   Increase in inventories                                              (11,419)
   Increase in prepaid expenses                                          (1,162)
   Increase in accounts payable                                          81,996
   Increase in accrued expenses                                          97,990
                                                                     ----------
         Net cash used by operating activities                         (221,718)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                    (132,895)
Additions to deposits and other assets                                  (50,788)
                                                                     ----------
         Net cash used by investing activities                         (183,683)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings                                     128,377
Net proceeds from sale of stock                                         148,298
Payments on capital lease obligations                                    (2,450)
                                                                     ----------
         Net cash provided by financing activities                      274,225

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                       $ (131,176)

CASH AND CASH EQUIVALENTS
Beginning of period                                                     (19,464)
                                                                     ----------
End of period                                                        $ (150,640)
                                                                     ==========

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                    UNAUDITED


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments of a normal and recurring nature which were considered necessary for a fair presentation of these financial statements have been included. It is suggested that these statements are read in conjunction with the financial statements and footnotes thereto included in the annual report of the Company on Form 10-KSB for the year ended March 31, 1999. The results of operations for the period ended September 30, 1999, may not necessarily be indicative of the operating results for the entire fiscal year.

NOTE 2 - GOING CONCERN

The Company has suffered recurring operating losses and, at September 30, 1999, had a net deficiency in assets. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

Several steps have been taken by the Company in attempt to increase working capital and improve profitability. In July of 1999 the Company took steps to reduce inventory levels at its warehousing facilities without incurring any change to the Company's accounting policy for inventory. The basis of reducing the inventory levels was predicated on an increase in both the frequency of ordering and the amount of direct shipments from vendors directly to the Company's operating units. The Company has not incurred any write-downs as a result of these changes to inventory and distribution practices. In addition, the Company commenced with a staged plan to reorganize its operating supervision model that when fully implemented, will eliminate a layer of field management. The Company has not incurred restructuring costs as a result of these changes. The Company continued with its expansion by relocating two of its under performing kiosks to San Diego State University in an effort to upgrade overall unit performance and add critical mass to the San Diego market. Also, the Company is continuing to seek quality expansion opportunities and investment.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                    UNAUDITED


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At September 30, 1999, property and equipment were comprised of the following:

Kiosk carts                                                $    1,170
Kiosk equipment                                               503,887
Equipment and furniture                                       207,341
Signage                                                        41,095
Site improvements                                              67,434
                                                           ----------
                                                              820,927
Less: accumulated depreciation                               (314,160)
                                                           ----------
                                                           $  506,767
                                                           ==========

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------

2.1            Plan and Agreement of Reorganization

2.2            Articles of Merger

3(i).1         Articles of Incorporation of Kimberley Mines, Inc.

3(i).2         Certificate of Amendment of Articles of Incorporation (Mine-A-Max
               Corp.)

3(i).3 Certificate of Amendment of Articles of Incorporation (Peabodys Coffee, Inc.)

3(ii).1        Amended and Restated Bylaws of Peabodys Coffee, Inc.

10.1           Peabodys Coffee, Inc. 1995 Stock Option Plan

10.2           Peabodys Coffee, Inc. 1999 Stock Option Plan

10.3           Letter of Intent with Arrosto Coffee Company LLC

10.4           Letter of Intent with Grounds for Enjoyment

10.5           Executive Services Agreement with Barry J. Gibbons

10.6           General  Agreement  (letter   agreement)  with  Elliot,   Lane  &
               Associates, Inc.

10.7           Proposed  Professional  Services  Agreement  with Elliot,  Lane &
               Associates, Inc.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PEABODYS COFFEE, INC.,
                                        A Nevada Corporation


                                        By: /S/_______________________________
                                            Todd Tkachuk, President

                                        Date:_________________________________

                                       34